UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Closing of public retail bond offering

October 5, 2011 – 8:00 am CET

DELHAIZE GROUP SUCCESSFULLY CLOSES THE PUBLIC OFFERING OF

7-YEAR BONDS FOR A TOTAL AMOUNT OF EUR 400 MILLION

BRUSSELS, Belgium, October 5, 2011 – Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announced today that it successfully completed the public offering of its 7-year 4.250% retail bonds in Belgium and in the Grand Duchy of Luxembourg.

Due to the very strong demand, the maximum aggregate nominal amount offered of EUR 400 million has been entirely subscribed. As a consequence, the subscription period has been terminated early on October 4, 2011 at 6:00 pm (Brussels time), as agreed between the issuer and the Managers. The payment date is expected to be October 19, 2011.

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group said: “We are extremely pleased with the positive reaction of the public to our retail bond issue, which shows the confidence of investors in our home market in the Delhaize brand. This successful bond offering will help us fund the continued implementation of our New Game Plan strategy as well as re-finance existing debt recently acquired as part of the Delta Maxi acquisition.”

The Bonds will contain a change of control provision allowing their holders to require Delhaize Group to repurchase their Bonds in cash for an amount equal to 101% of the aggregate principal amount of Bonds repurchased plus accrued and unpaid interests thereon (if any) if (i) at the time Delhaize Group is not rated, an offer is made by a person to all shareholders of Delhaize Group to acquire all or a majority of the issued ordinary share capital of Delhaize Group and the offeror has acquired as a result of such offer, ordinary shares or other voting rights of Delhaize Group so that it holds more than 50% of the ordinary shares or other voting rights of Delhaize Group or a majority of the members of the board of directors of Delhaize Group are not so-called continuing directors (as described in the conditions of the Bonds) or (ii) at the time Delhaize Group is rated, both (A) an offer is made by a person to all shareholders of Delhaize Group to acquire all or a majority of the issued ordinary share capital of Delhaize Group and the offeror has acquired as a result of such offer, ordinary shares or other voting rights of Delhaize Group so that it holds more than 50% of the ordinary shares or other voting rights of Delhaize Group or a majority of the members of the board of directors of Delhaize Group are not so-called continuing directors and (B) within the period from the date of the occurrence of a change of control as described under (A) and 60 days after such date, there is a downgrade of the rating of Delhaize Group by two rating agencies. Other than the Bonds that will be issued in the Public Offer, no other bonds or notes have been issued by Delhaize Group that contain a change of control provision approved by the general meeting of shareholders dated 26 May 2011.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the second quarter of 2011, Delhaize Group’s sales network consisted of 2 842 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of the second quarter of 2011, Delhaize Group employed approximately 143 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen:	+ 32 2 412 83 62	Steven Vandenbroeke (media): + 32 2 412 86 69
Aurélie Bultynck:	+ 32 2 412 83 61	Saskia Dheedene: + 32 2 412 96 11

IMPORTANT INFORMATION

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Bonds, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction.

The Bonds have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended from time to time (the “U.S. Securities Act”) or any U.S. state securities laws, and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

In the European Economic Area, other than Belgium and the Grand Duchy of Luxembourg, this announcement is only addressed to and is only directed at qualified investors within the meaning of directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”).

No announcement or information regarding the Bonds Offering or the Issuer may be disseminated to the public in jurisdictions other than Belgium and the Grand Duchy of Luxembourg where a prior registration or approval is required for such purpose. No steps have been taken, or will be taken, for the offering of Bonds in any jurisdiction outside of Belgium and the Grand Duchy of Luxembourg where such steps would be required. The distribution of this announcement and the offering of Bonds described in this announcement may in certain jurisdictions be restricted by law. Accordingly, persons reading this announcement should inform themselves about and observe any such restrictions. The Issuer is not liable if these restrictions are not complied with by any person.

Investors may not accept the Bonds offering referred to herein, nor acquire such Bonds, unless on the basis of information contained in the Prospectus published by the Issuer, and in particular the section “Risk Factors”. This announcement cannot be used as basis for any investment agreement or decision.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about raising funds through an offering of bonds and the use of proceeds of such bond offering, strategic options, future strategies and the anticipated benefits of those strategies are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “outlook”, “expect”, “anticipate”, “will”, “should” or other similar words or phrases. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the financial markets, the general economy or the markets of Delhaize Group, in consumer spending, changes in inflation or currency exchange rates or changes in legislation or regulation. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2010 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments, except in the event of important new developments, material errors or inaccuracies that could affect the assessment of the Bonds, and which occur or are identified between the time of the approval of the prospectus and the final closure of the public offer, or, if applicable, the time at which trading on a regulated market commences, in which case Delhaize Group will have a supplement to the Prospectus published containing this information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	October 6, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President